UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2018

Commission File No.:  001-37678

SPI ENERGY CO., LTD.

Suite 2703, 27/F, China Resources Building
26 Harbour Road, Wan Chai
Hong Kong SAR, China
(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Registrant’s Certifying Accountant.

On February 28, 2018, SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) engaged Marcum Bernstein & Pinchuk LLP (“Marcum”) as its independent registered public accounting firm, subject to Marcum performing and completing its acceptance procedures and acceptance by the Marcum Acceptance Committee.  KPMG Huazhen LLP (“KPMG”) was dismissed on the same date. The decision to engage Marcum and to dismiss KPMG was made by the Company’s Audit Committee.

Exhibits

Exhibit	Description
99.1	Press Release dated March 6, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March  6, 2018

SPI ENERGY CO., LTD.

By:	/s/ Tairan Guo
Name: Tairan Guo
Title: Chief Financial Officer